United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 24, 2025		Director of Investor Relations

VALE

BMO 34th Global Metals & Mining Conference

Gustavo Pimenta – CEO

February 24th, 2025



Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) C1 cash cost on slide 8 and 11; (ii) free cash flow generation sensivity on slides 9 and 10; and (iii) 2027 EBITDA gains sensitivity on slide 10.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

The "great disconnect"


P/NAV (x, 12mma)
1.1
1.0
0.9
0.8
0.7
Jan/15
Jan/16
Jan/17
Jan/18
Jan/19
Jan/20
Jan/21
Jan/22
Jan/23
Jan/24
Jan/25

Positive catalysts still not reflected in the share price

A new chapter...

Rebuilding trust

- **Mariana Resettlement**
- **Concessions Renegotiation**
- **New management in place**
- **All guidances met or exceeded**

75% Integral Reparation
Agreement (Brumadinho) completed

57% of decharacterization
program completed

No dam
at safety level 3 by 2025

Vale 2030:

A trusted partner with the most competitive and resilient portfolio



Superior Portfolio
Trusted Partner
Performance Driven
Vale 2030

- Delivering a **high quality,** and **flexible** iron ore portfolio
- Focusing on **customer-oriented** solutions
- Accelerating **copper** growth

- Cultivating **institutional relationships**
- Generating a **positive impact** for people and nature
- Ensuring **greater trust** through **increased transparency**

- Reference in **safety** and **operational** excellence
- Securing competitiveness through a **talent-driven** and **agile** company
- Fostering **innovation** and **digital solutions**

VALE

A superior portfolio...

VALE

Energy Transition Metals

Accelerating growth:
2x capacity to ~700 kt
by 2035

Iron Ore Solutions

Flexible iron ore portfolio
340–360 Mt in 2026; ~360 Mt after 2030

... that leverages from our world-class Carajás province...

Carajás: one of the largest mining provinces in the world

10% of global iron ore seaborne market

Unique iron ore and copper endowment, with significant growth potential

- 5.2 bn tons @ 65.2% Fe
- 1.2 bn tons @ 0.62% Cu


North
East
4Alfa
Salobo
Copaiba
Paulo Afonso
AN34
Cururu
Furnas
Serra
Leste
(SL1)
Osasco
Itacaiunas
Gameleira
Norte
Breves
PGG
Alemão
Alemão
Itacaré
Serra
Norte
(N4)
N5
Serra Norte
Serra Sul
Estrela
Bacaba
118
Visconde
Cristalino
Borrachudo
Barão
Pium
Sossego
South

... and unique customer-oriented value chain


Europe
~3 Mtpy
Oman
~12 Mtpy
~10 Mtpy
~10 Mtpy
China
~13 Mtpy
>120 Mtpy
~25 Mtpy
Malaysia
Brazil
>125 Mtpy
~50 Mtpy
Capacity (Mt)
Concentration
Blending
Agglomeration

20 blending ports

world-wide, **reducing time to market**

~150 Mt concentration

annual capacity **to offer an optimized portfolio**

Agglomerates

market leader (pellets and briquettes)

Consistently driving efficiency

Iron ore C1 cash costs – US$/t


22.3
21.8
20.5–22
<20
18–19.5
2023
2024
2025e
2026e
2030e

Streamlining capex

De-spec program and project efficiencies

2025 Capex optimization:
US$5.9bn ***(from US$6.5 bn)***

Significant value generation in 2025…

2025 Cash Flow Analysis
US$ billion


15.5
3.8–5.0
FCFE
~5.9
CAPEX
1.9–2.4
Interest & taxes
~0.9
Incurred expenses & Dams
0.8–1.0
Associates & JVs
1.0–1.5
Others
2025 Proforma EBITDA Consensus[1]
Outflows

9–12%
FCFE yield[2]

~US$ 2.0 billion
to be paid in March
10% dividend yield annualized

Buyback program
up to 120 million shares
~3% of outstanding shares

[1] Analysts' consensus as of February, 2025. [2] Considering the closing market cap on February 21st, 2025.

...and in the years ahead

Expected annualized EBITDA gains by 2027:

Reduction in C1
~$0.6 billion

Improvement in all-in costs
~$1.5 billion
(ex. C1 effect)

~30 Mt increase iron ore volumes
~$1.1 billion[1]

VBM margins and volumes
$1.5–2.0 billion

~US$ 5 billion[1] EBITDA ***contribution***
vs. 2024

Sound FCF generation and returns

In the next 3 years :

~$ 13–15 billion
cumulative FCF[2]

~30–35%
FCF yield

[1] Considering market consensus iron ore price of $89/t, copper price of $10.0k/t and nickel price of $17.7k/t in 2027. [2] Considering market consensus price of: (i) iron ore: $99/t in 2025; $91/t in 2026 and $89/t in 2027; (ii) copper: $9.4k/t in 2025, $9.9k/t in 2026 and $10.0k/t in 2027; and (iii) nickel: $16.4k/t in 2025, $17.2k/t in 2026 and $17.7k/t in 2027. Considering the closing market cap on February 21st, 2025.

Positioned for a bright future

VALE

Significant progress on key overhangs
Mariana settlement, dam decharacterization program 57% complete

Accelerating efficiency initiatives
C1 < $20/t in 2026 and $18.0-19.5/t in 2030; CAPEX optimization

Building the right portfolio
Novo Carajás program to support iron ore and copper strategy

Healthy shareholder remuneration
Balancing capex optimization, growth and strong shareholder returns

VALE

BMO 34th Global Metals & Mining Conference



Thank You.

February 24th, 2025